Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

October 1, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc.

Definitive Schedule 14C Filed September 17, 2018

File No. 000-28181

Dear Mr. Reynolds:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Oranco, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Definitive Schedule 14C, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2018 (the “Schedule 14C”).

The Registrant believes that withdrawal of the Definitive Schedule 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant intends to further amend its Preliminary Schedule 14C filed on September 5, 2018.

It is our understanding that this application for withdrawal of the Definitive Schedule 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned (646) 759-3614, or the Company’s counsel, Ying Li at 212-530-2206.

Very truly yours,

/s/ Peng Yang

Peng Yang, CEO